October 19, 2006	Christopher S. Bailey-Gates

T: (415) 693-2010
Securities and Exchange Commission	F: (415) 693-2222
450 5th Street N.W., Mail Stop 03-06	cbaileygates@cooley.com
Washington, D.C. 20549

Attention: Daniel Lee

Re:	BroadVision, Inc. Amendment No. 2 to Registration Statement on Form S-1, Filed October 4, 2006, File No. 333-131540 (the “Prior Amendment”)
Ladies and Gentlemen:
     Enclosed for filing on behalf of BroadVision, Inc. (the “Company”) is Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “S-1/A”). For your convenience, we have enclosed three copies of the S-1/A.
     This filing is made in response to the comments received from the Staff of the Commission by letter dated October 13, 2006. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for your convenience, we have inserted into this response letter. We have also enclosed a marked copy of the S-1/A, marked to show changes made to the Prior Amendment. Below are the Staff’s comments and our responses.
Amendment No. 2 to Registration Statement on Form S-1
Where you can find more information, page 27
1.	We note your response to comment 2 of our letter dated September 8, 2006 and your continued incorporation by reference of future filings. Please note that Item 12(a)(2) of Form S-1 does not provide for forward incorporation by reference. As set forth in Section V.B.3.b.i. of Release No. 33-8591, “There will be no permitted incorporation by reference of Exchange Act reports and materials filed after the registration statement is effective.” Please remove such forward incorporation by reference language at the end of the second paragraph in this section.

Response: The Company has revised the disclosure on page 27 of the S-1/A in response to the Staff’s comment.
2.	You have not incorporated by reference all necessary reports pursuant to Item 12(a)(2) of Form S-1. We note that certain Forms 8-K filed since the end of your most recent fiscal year have not been incorporated by reference. Please revise as necessary.

Response: The Company has revised the disclosure on page 27 of the S-1/A in response to the Staff’s comment. Except for disclosures made pursuant to Item 2.02 of
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Securities and Exchange Commission
Page Two
Form 8-K, all other Current Reports on Form 8-K filed by the Company since the completion of its most recent fiscal year have been incorporated by reference.
     Please contact me at (415) 693-2010 with any further questions or comments regarding this matter.
Very truly yours,
/s/ Christopher S. Bailey-Gates
Christopher S. Bailey-Gates

cc:	Dr. Pehong Chen Kenneth Liu Kenneth Guernsey Virginia Edwards Peter Werner
101 CALIFORNIA STREET 5TH FLOOR SAN FRANCISCO CA 94111-5800 T: (415) 693-2000 F: (415) 693-2222 WWW.COOLEY.COM